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                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

ITEM 1   NAME AND ADDRESS OF COMPANY

Royal Group Technologies Limited (the "Company")
1 Royal Gate Boulevard
Vaughan, Ontario
L4L 8Z7


ITEM 2   DATE OF MATERIAL CHANGE

April 29, 2004


ITEM 3   NEWS RELEASE

A press release was issued on April 29, 2004 in Toronto, Ontario and disseminated across Canada by CCN Matthews.


ITEM 4   SUMMARY OF MATERIAL CHANGE

As previously reported, a special committee of the board of directors of the Company (the "Special Committee"), comprised of members unrelated to the Company, was formed in late 2003 as a result of the Company being advised that the Ontario Securities Commission (the "OSC") was conducting a regulatory investigation of the Company. The Special Committee retained Goodmans LLP, as its independent counsel and Goodmans (on behalf of the Special Committee), retained Kroll Lindquist Avey ("Kroll") as independent forensic auditors, to investigate transactions between the Company and the Royal St. Kitts beach resort development (the "St. Kitts Project").

The focus of the Kroll investigation was to determine whether the Company had inappropriately borne any costs on behalf of the St. Kitts Project. Specifically, Kroll looked for indications of a pattern of deliberate non-billing or under-billing of costs by the Company to the St. Kitts Project, or other conduct calculated to improperly shift costs to the Company from the St. Kitts Project.

On completion of Kroll's investigation, the Special Committee reported that Kroll found no evidence that costs were improperly shifted from the St. Kitts Project to the Company. Further, Kroll found no evidence of any pattern of deliberate non-billing or under-billing of costs by the Company to the St. Kitts Project. Kroll's investigation did however determine that a number of factors existed which did provide such an opportunity. Kroll also identified situations where members of the Company's management exercised business judgement in establishing the terms of the transactions between the Company and the St. Kitts Project. Kroll did point out that certain conduct, such as collusion with a supplier to invoice the Company for costs related to the St. Kitts Project, is difficult to uncover without specific focus or allegations. Neither Kroll nor the Special Committee has been provided with information or specific allegations to suggest that such collusion or other improper activity with suppliers may have transpired.

Kroll has provided its findings to the OSC and was not provided with any specific focus or allegations on which to base a continued investigation. Accordingly, based on Kroll's findings, as well as all information available to it, Kroll advised the Special Committee that further investigative action is not warranted.



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The Special Committee and its counsel examined all the instances identified by
Kroll where management of the Company exercised business judgment on transactions with the St. Kitts Project. On balance, the Special Committee determined that these judgments were reasonable in all of the circumstances and it does not recommend that any action be taken by the Company with respect to them.

Based on all of the available information, including, in particular, the results of the Kroll investigation, the Special Committee has recommended that no further investigative action be taken at this time. While Kroll found no evidence of such conduct, the Special Committee expressed concern that appropriate controls be put in place to ensure that no such opportunity exists in the future. In that regard, the Company is continuing to take steps to ensure the appropriate controls are put in place.

The OSC has advised the Company that the RCMP continues its investigation of the St. Kitts Project and that the investigation may produce results which are material to the Company, most specifically in relation to its past financial disclosure and certain trading. Accordingly, the OSC retains an investigative interest in the St. Kitts Project.

As previously reported, in addition to the St. Kitts Project, the OSC has also indicated that it is investigating the Company with respect to disclosure records, financial affairs and trading in the shares of the Company. The Company has been cooperating with the OSC in this regard. The Company believes such matters are not material and the OSC has previously advised the Company that those matters are not material. The Company further believes that it has not breached any statutory requirements or offended any public interest concerns in respect of such matters. The Company will continue to give full cooperation and access to documents, if and as requested by the OSC. Otherwise, no further investigative actions shall be conducted by the Company.


ITEM 5   FULL DESCRIPTION OF MATERIAL CHANGE

Please see the press release attached hereto as Schedule "A".


ITEM 6   RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.


ITEM 7 OMITTED INFORMATION

Not applicable.


ITEM 8   EXECUTIVE OFFICER

For further information, please contact:

Mark Badger
Vice President, Corporate Communications

Tel: (905) 264-0701
Fax: (905) 264-0702


ITEM 9   DATE OF REPORT

May 6, 2004.
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                                  SCHEDULE "A"

NEWS RELEASE TRANSMITTED BY CCN Matthews

[ROYAL GROUP TECHNOLOGIES LOGO]


                                  PRESS RELEASE

April 29, 2004

ROYAL GROUP TECHNOLOGIES LIMITED

FORENSIC AUDITORS AND SPECIAL COMMITTEE COMPLETE INVESTIGATION AND RECOMMEND NO FURTHER INVESTIGATIVE ACTIONS TO BE TAKEN AT THIS TIME

Toronto, Ontario -- Royal Group Technologies Limited ("Royal Group" or the "Company") (RYG: TSX, NYSE) announced today that the special committee of its board of directors (the "Special Committee") has reported to the board of directors of the Company on the completion of the investigation conducted by Kroll Lindquist Avey ("Kroll"). Kroll are the independent forensic auditors retained by the Special Committee to investigate transactions between the Company and the Royal St. Kitts beach resort development (referred to as the "St. Kitts Project"), which is majority-owned by Vic De Zen, the Company's controlling shareholder and chairman.

SPECIAL COMMITTEE ESTABLISHED TO CONDUCT INDEPENDENT INQUIRY OF ISSUES RAISED BY COMMISSION

As previously reported, the Special Committee was established in late December 2003 as a result of the Company being advised that the Ontario Securities Commission (the "Commission") was conducting a regulatory investigation of the Company. The Special Committee was asked by the board of directors of the Company to conduct an independent inquiry into the subject matter of the Commission's investigation. Each member of the Special Committee is independent of and unrelated to the Company, its management and its controlling shareholder.

On December 24, 2003, the Special Committee retained Goodmans LLP, as its independent counsel and, on December 31, 2003, Goodmans (on behalf of the Special Committee) retained Kroll.

KROLL'S INVESTIGATION

The focus of the Kroll investigation was to determine whether the Company had inappropriately borne any costs on behalf of the St. Kitts Project. Specifically, Kroll looked for indications of a pattern of deliberate non-billing or under-billing of costs by the Company to the St. Kitts Project, or other conduct calculated to improperly shift costs to the Company from the St. Kitts Project.


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Kroll reviewed its work plan with the Commission prior to commencing its work to ensure that the scope of the work would be appropriate to address the concerns raised by the Commission.

The investigation has cost the Company in excess of $2.1 million to date. Of that, the Kroll investigation accounts for approximately $1.1 million in costs and took approximately 10 weeks of field work. The Special Committee reported that, over the course of the investigation, Kroll was given full co-operation and full access to documents by the Company, as well as by Vic De Zen and by the St. Kitts Project. Kroll and counsel to the Special Committee also interviewed the individuals who were primarily involved in the transactions between the Company and the St. Kitts Project.

KROLL'S CONCLUSION

Kroll's conclusion is that it found no evidence, documentary or otherwise, of conduct or actions calculated to improperly shift costs to the Company from the St. Kitts Project. Further, Kroll found no evidence of any pattern of deliberate non-billing or under-billing of costs by the Company to the St. Kitts Project. Kroll has obtained statutory declarations from all of the current and former Royal Group employees from whom such declarations were requested indicating that those persons were not aware of any improper benefit that the St. Kitts Project or any related entity received at the expense of Royal Group or a related company.

Although Kroll found no evidence of conduct or actions calculated to improperly shift costs to the Company from the St. Kitts Project, the Kroll investigation determined that a number of factors existed which did provide such an opportunity. Specifically, Kroll identified the following factors:

     o    the size and complexity of the Company;

     o    the weaknesses in the information systems of the companies examined;

     o    the magnitude and nature of the St. Kitts Project;

     o the fact that a subsidiary of the Company acted as general contractor for and undertook the management of the St. Kitts Project contemporaneously with the management of several other large construction projects for Royal Group; and

     o the fact that no additional controls were established by the Company to ensure independent scrutiny of the St. Kitts Project.

Kroll also identified instances where members of the Company's management exercised business judgment in establishing the terms of the transactions between the Company and the St. Kitts Project. These instances included:

     o providing the St. Kitts Project and investors with access to the Company's foreign exchange rates, all of which were at the prevailing exchange rates available to the Company, and therefore were at no cost to the Company.


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     o    providing a discount on material supplied to the St. Kitts Project by the Company's Royal Building Systems subsidiary, which discount was consistent with discounts provided to arm's length customers;

     o providing credit notes and discounts on certain invoices in respect of faulty material or due to overbilling for goods or services supplied, the dollar value of which could total approximately $800,000;

     o providing discounts from its normal markup on labour and all materials the dollar value of which could total approximately $250,000, although instances of overbilling were also identified which could reduce this amount;

     o providing the shipping facility, and having a Royal Group subsidiary provide the accounting for the St. Kitts Project and absorb the costs of the corporate plane travel to St. Kitts (which could total approximately $400,000) as part of its project management fee (which aggregated approximately $4 million).

Kroll did point out that certain conduct, such as collusion with a supplier to invoice the Royal Group for costs related to the St. Kitts Project, is difficult to uncover without specific focus or allegations. Neither Kroll nor the Special Committee has been provided with information or specific allegations to suggest that such collusion or other improper activity with suppliers may have transpired.

After its work was completed, Kroll met with the Commission to provide its findings, and asked the Commission if it could provide any specific focus or allegations on which to base a continued investigation. Kroll advised that it was provided with no additional information by the Commission.

Based on all of the information now known to it and absent specific allegations or evidence of wrongdoing, Kroll has advised the Special Committee that further investigation is not warranted.

RECOMMENDATIONS OF THE SPECIAL COMMITTEE

The Special Committee and its counsel have examined all the instances identified by Kroll where management of the Company exercised business judgment on transactions with the St. Kitts Project. On balance, the Special Committee has determined that these judgments were reasonable in all of the circumstances and it does not recommend that any action be taken by the Company with respect to them. In reaching its recommendation in this regard, the Special Committee took into account the overall conclusion reached by Kroll that it found no evidence of conduct calculated to shift costs inappropriately to the Company. The Special Committee also noted that the St. Kitts Project generated approximately $33 million in revenue for the Company and its subsidiaries with an overall positive financial contribution to the Company.

Based on all of the available information, including, in particular, the results of the Kroll investigation, the Special Committee has recommended that no further investigative action be taken at this time.

In its deliberations, the Special Committee paid particular attention to the factors identified by Kroll that provided a potential opportunity for the improper shifting of costs


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to the Company from the St. Kitts Project. While Kroll found no evidence of such conduct, the Special Committee expressed concern that appropriate controls be put in place to ensure that no such opportunity exists in the future. In this regard, the Company notes that the Audit Committee, in addition to its quarterly review of related party transactions, is now requiring that these transactions be audited by the Company's external auditors on a quarterly basis. In addition, the Special Committee has recommended that the Audit Committee be given the mandate to oversee future transactions between the Company (or any of its subsidiaries) and non-arms length parties and that such transactions require the appropriate prior approval as recommended by the Audit Committee. The Special Committee has also encouraged management to expedite the ongoing improvement of the Company's internal controls as well as the implementation of the Company's ongoing corporate governance initiatives - both of which were commenced well before the events that led to the creation of the Special Committee.

STATUS OF THE COMMISSION'S ST. KITTS INVESTIGATION

The Commission has advised the Company that the RCMP continues its investigation and that the investigation may produce results which are material to the Company, most specifically in relation to its past financial disclosure and certain trading. Accordingly, the Commission retains an investigative interest in the St. Kitts Project.

OTHER MATTERS

In addition to the St. Kitts Project and as previously reported, the Commission has also indicated that it is investigating the Company with respect to disclosure records, financial affairs and trading in the shares of the Company. In that regard, the Company has been engaged in discussions with, and has been providing documents and information to, the Commission with respect to those areas of concern. The Company believes such matters are not material, and the Commission has previously advised the Company that these matters are not material. The Company further believes that it has not breached any statutory requirements or offended any public interest concerns in respect of such matters.

The Company, its management and its directors, will continue to give full cooperation and access to documents, if and as requested by the Commission. Otherwise, no further investigative actions shall be conducted by the Company, its management or its directors.


Royal Group is a manufacturer of innovative, polymer-based home improvement, consumer and construction products. The Company has extensive vertical integration, with operations dedicated to provision of materials, machinery, tooling, real estate and transportation services to its plants producing finished products. Royal Group's manufacturing facilities are primarily located throughout North America, with international operations in South America, Europe and Asia.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily


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based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include fluctuations in the level of renovation, remodelling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of litigation and administrative and intellectual property disputes; changes in environmental regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of April 29, 2004 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.


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FOR FURTHER INFORMATION PLEASE CONTACT:

         Royal Group Technologies Limited
         Media Contact
         Scott D. Bates
         General Counsel and Corporate Secretary
         (905) 264-0701
         (905) 264-0702 (FAX)

         or

         Royal Group Technologies Limited
         Investor Contact
         Mark Badger
         Vice President Marketing and Corporate Communications
         (905) 264-0701
         (905) 264-0702 (FAX)